February 19, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re:	Staff comment letter from Ms. Mara Ransom to Boreal Water Collection, Inc. (CIK: 0001538333) dated February 8, 2013; SEC File No. 000-54776

Dear Ms. Ransom,

Thank you for your letter of February 8th providing additional comments concerning our Form 10-12G filing.

Much of the work is done in responding to your letter and in amending Boreal’s Form 10. What is left are some accounting-related modifications. We anticipate having our Amended Form 10 and responses to your February 8th comment letter on EDGAR by Friday of this week, February, 22, 2013.

Please contact me if I can answer any questions or supply additional information. My direct phone number is (323) 397-5380; email - pete@petewilke.com. Thank you.

Respectfully Submitted,

-s-

Pete Wilke, Boreal Water Collection, Inc. Special Legal Counsel